UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 2024

Commission File Number:  001-38723

Tiziana Life Sciences Ltd.

(Exact Name of Registrant as Specified in Its Charter)

4th Floor, 14-14 Conduit Street

London

W1S 2XJ

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 25, 2024, Tiziana Life Sciences Ltd. (the “Company”) entered into an Open Market Sale Agreement℠ (the “ATM Agreement”) with Jefferies LLC (“Jefferies”), as sales agent. Pursuant to the terms of the ATM Agreement, the Company may issue and sell from time to time its common shares, par value $0.001 per share, through Jefferies, acting as its sales agent. Pursuant to the Company’s prospectus supplement filed on October 25, 2024, the Company may issue and sell its common shares having an aggregate offering price of up to $50.0 million (the “Shares”).

Under the ATM Agreement, Shares will be offered and sold pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-252441) filed with the Securities and Exchange Commission (the “SEC”) on January 26, 2021, declared effective by the SEC on March 3, 2022. In addition, under the ATM Agreement, sales of Shares may be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended.

The Company will pay Jefferies a commission rate of 3.0% of the gross proceeds from each sale of Shares and has agreed to provide Jefferies with customary indemnification and contribution rights. The Company will also reimburse Jefferies for certain specified expenses in connection with entering into the ATM Agreement.

The Company has no obligation to sell any of the Shares under the ATM Agreement and may at any time suspend the offering of its common shares upon notice and subject to other conditions.

The ATM Agreement contains customary representations, warranties and agreements by the Company, other obligations of the parties and termination provisions.

The Company intends to use the net proceeds from the sale of any Shares sold under the ATM Agreement (i) to complete its Phase 2a clinical trial for the intra-nasal delivery of foralumab in patients with non-active secondary progressive multiple sclerosis, (ii) to expedite the clinical development of foralumab in Alzheimer’s disease, (iii) to develop foralumab for other indications, and (iv) for working capital and other general corporate purposes.

On October 15, 2024, the Company notified B. Riley Securities, Inc. (“B. Riley”) that the At Market Issuance Sales Agreement dated September 1, 2023 between the Company and B. Riley is terminated as of October 21, 2024.

A copy of the ATM Agreement is filed as Exhibit 1.1 to this Form 6-K, and the description of the terms of the ATM Agreement in this Form 6-K is qualified in its entirety by reference to such exhibit. A copy of the opinion of Conyers Dill & Pearman Limited relating to the legality of the issuance and sale of the Shares is attached as Exhibit 5.1 hereto.

This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any Shares, nor shall there be any sale of Shares in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statement of the Company on Form F-3 (No. 333-252441), to the extent not superseded by documents or reports subsequently filed.

Exhibit No.	Exhibit Index
1.1	Open Market Sale Agreement℠ dated October 25, 2024 by and between Tiziana Life Sciences Ltd. and Jefferies LLC.
5.1	Opinion of Conyers Dill & Pearman Limited
23.1	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIZIANA LIFE SCIENCES LTD

Date: October 25, 2024	By:	/s/ Keeren Shah
		Name:	Keeren Shah
		Title:	Chief Financial Officer

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